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                         SOUTHERN OHIO COAL COMPANY
                     QUARTERLY REPORT PER REQUIREMENTS
                  OF HOLDING COMPANY ACT RELEASE NO. 26573
                    FOR THE QUARTER ENDED JUNE 30, 1999



                                  CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

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                         SOUTHERN OHIO COAL COMPANY
                            STATEMENT OF INCOME
                    FOR THE QUARTER ENDED JUNE 30, 1999
                                (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $55,233

COST OF OPERATION                                           52,803

OPERATING INCOME                                             2,430

INTEREST CHARGES                                               546

OPERATING INCOME BEFORE FEDERAL INCOME TAXES                 1,884

FEDERAL INCOME TAXES ON OPERATIONS                           1,729

NET INCOME FROM OPERATIONS                                     155

NONOPERATING INCOME                                            257

NET INCOME                                                 $   412



                       STATEMENT OF RETAINED EARNINGS
                    FOR THE QUARTER ENDED JUNE 30, 1999
                                (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                             $23,338

NET INCOME                                                     412

CASH DIVIDENDS DECLARED                                        412

BALANCE AT END OF PERIOD                                   $23,338


The common stock of the Company is wholly owned by Ohio Power Company.

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                         SOUTHERN OHIO COAL COMPANY
                               BALANCE SHEET
                                (UNAUDITED)
                                                           June 30,
                                                             1999
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $377,707
  Construction Work in Progress                                  24
         Total Mining Plant                                 377,731
  Accumulated Depreciation and Amortization                 256,359

         NET MINING PLANT                                   121,372

OTHER PROPERTY AND INVESTMENTS                               87,400

CURRENT ASSETS:
  Cash and Cash Equivalents                                   2,685
  Accounts Receivable:
    General                                                   4,616
    Affiliated Companies                                     15,154
  Coal                                                        3,629
  Materials and Supplies                                     11,414
  Other                                                         409

         TOTAL CURRENT ASSETS                                37,907

REGULATORY ASSETS                                            28,511

DEFERRED CHARGES                                             16,924

           TOTAL                                           $292,114

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                         SOUTHERN OHIO COAL COMPANY
                               BALANCE SHEET
                                (UNAUDITED)


                                                           June 30,
                                                            1999
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares             $      5
  Premium on Common Stock                                    9,996
  Other Paid-in Capital                                     34,693
  Retained Earnings                                         23,338

         TOTAL SHAREHOLDER'S EQUITY                         68,032

LONG-TERM DEBT:
  Notes Payable                                             30,000
  Finance Obligations                                       18,445

         TOTAL LONG-TERM DEBT                               48,445

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                          23,094
  Accrued Postretirement Benefits Other Than Pensions       41,026
  Operating Reserves                                        37,234

         TOTAL OTHER NONCURRENT LIABILITIES                101,354

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                        11,283
  Short-term Debt                                            5,200
  Accounts Payable:
    General                                                  7,003
    Affiliated Companies                                     4,044
  Taxes Accrued                                              4,569
  Interest Accrued                                             798
  Accrued Vacation Pay                                       3,907
  Workers' Compensation Claims                               8,592
  Obligations Under Capital Leases                          15,447
  Other                                                      5,402

         TOTAL CURRENT LIABILITIES                          66,245

DEFERRED INCOME TAXES                                        6,800

DEFERRED CREDITS                                             1,238

           TOTAL                                          $292,114

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                    SOUTHERN OHIO COAL COMPANY
 INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
               FOR THE QUARTER ENDED JUNE 30, 1999

LITIGATION

   As discussed in Note 2, of the Notes to Financial Statements in the 1998 Annual Report, the deductibility of certain interest deductions related to American Electric Power's corporate owned life insurance (COLI) program for taxable years 1991-1996 is under review by the Internal Revenue Service (IRS). Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions. A disallowance of COLI interest deductions through June 30, 1999 would reduce earnings by approximately $30.6 million (including interest). The Company has made no provision for any possible earnings impact from this matter.

   In 1998 the Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-1997 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount.
These payments to the IRS are included on the Balance Sheet in other property and investments pending the resolution of this matter. The Company is seeking refunds through litigation of all amounts paid plus interest.

   In order to resolve this issue, the Company filed suit against the United States (U.S.) in the U.S. District Court for the Southern District of Ohio in March 1998. Management believes that it has a meritorious position and will vigorously pursue this lawsuit. In the event the resolution of this matter is unfavorable, the Company expects to recover from Ohio Power Company (OPCo) all of its costs under the terms of the coal supply agreement.

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                         SOUTHERN OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                    FOR THE QUARTER ENDED JUNE 30, 1999
                      (in thousands, except as noted)
                                                                                                      April through
                                                                                                          June
                                                                                                          1999
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $      5
            Premium on Common Stock                                                                         9,996
            Other Paid-in Capital                                                                          34,693
                                                                                                           44,694
       B. Rate of Return Allowable per HCAR No. 26573:
            10.43% per annum, 2.6075% per quarter                                                         .026075

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $  1,165
            2. Year-to-Date                                                                              $  2,339

       D. Net Income per Statement of Income (a)                                                         $    412
            Add: Interest Charges                                                                             546
            Less: Nonoperating Income                                                                         257

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $    701
            2. Year-to-Date                                                                              $  1,579

 II. Coal Billing Calculation - Meigs Division:
       A. Total Operating Expenses (b)                                                                   $ 54,532

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                                701

       C. Cost Applicable to Current Quarter Coal Billings to Ohio Power                                 $ 55,233

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                              1,226,801

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $45.02

(a)    The  Company  sold  its   Martinka  mining  division  and   most  of  the  Martinka  related  coal  reserves
       to an unaffiliated company.  No return on equity investment associated with these operations has been billed since the division ceased  mining coal  effective  July 1, 1992.  All results  associated  with the Martinka division  since  then  are  billed  to the  Parent  Company, Ohio  Power  Company,  eliminating any earnings effect to the Company.
(b)    As represented by "Cost of  Operation" plus "Federal  Income Taxes On  Operations" reported in  Statement of
       Income.

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                         SOUTHERN OHIO COAL COMPANY
                       STATEMENT OF COST OF OPERATION
                    FOR THE QUARTER ENDED JUNE 30, 1999


                                                       (in thousands)

Direct Labor-UMW*                                          $ 1,742
Indirect Labor-UMW*                                          4,961
Benefits-UMW*                                                5,700
Salaries and Benefits-Nonunion                               5,027
Operating Supplies                                           3,850
Repair Parts and Materials                                   7,495
Electricity and Other Utilities                              1,837
Outside Services-Maintenance, Haulage and Reclamation        5,061
Taxes Other Than Federal Income Taxes**                      1,803
Rental of Equipment                                          7,232
Depreciation, Depletion and Amortization                     5,021
Mining Cost Normalization***                                (4,972)
Other Production Costs                                       7,439

Subtotal                                                    52,196

Transfers of Production Costs (to)/from Coal Inventory         607

          Total                                            $52,803

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.


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                         SOUTHERN OHIO COAL COMPANY
                    ANALYSIS OF MINING PLANT IN SERVICE
                   AND RELATED ACCUMULATED PROVISIONS FOR
                       DEPRECIATION AND AMORTIZATION

                                             June 30, 1999
                                                              Net
                                      Gross   Accumulated  Carrying
                                      Cost     Provisions   Amount
                                             (in thousands)

          Description

Surface Lands                       $  7,629    $   -      $  7,629

Mining Structures and Equipment      233,995     165,517     68,478

Coal Interests (net of depletion)      1,934        -         1,934

Mine Development Costs               134,149      90,842     43,307

    Total Mining Plant in Service   $377,707    $256,359   $121,348